Pricing Term Sheet Dated March 15, 2016

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-195738

Supplementing the Preliminary

Prospectus Supplement dated March 14, 2016

(To Prospectus dated May 6, 2014)

Radian Group Inc.

7.000% Senior Notes due 2021

Issuer:	Radian Group Inc. (“Radian”)

Securities:	7.000% Senior Notes due 2021 (the “Notes”)

Anticipated Ratings*:	Ba3 (Moody’s) / BB- (S&P)

Aggregate principal amount offered:	$350,000,000

Price to Public:	100.000% of principal amount plus accrued interest, if any, from March 18, 2016

Proceeds to Issuer Before Expenses:	$344,312,500

Maturity date:	March 15, 2021

Trade date:	March 15, 2016

Settlement date:	March 18, 2016

Coupon:	7.000%

Interest payment dates:	Semi-annually on March 15 and September 15 of each year, beginning on September 15, 2016

Interest record dates:	March 1 and September 1

Benchmark Treasury:	UST 1.125% due February 28, 2021

Benchmark Treasury Price:	98-08+

Benchmark Treasure Yield:	1.489%

Spread to Benchmark Treasury:	T + 551 bps

Yield to Maturity:	7.000%

Ranking:	Senior Unsecured

Redemption:

Radian may redeem the Notes, in whole or in part, at its option at any time or from time to time prior to maturity at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the make-whole amount, which is the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed discounted at the Treasury Rate plus 50 basis points, plus, in each case, accrued interest thereon to, but excluding, the redemption date.

CUSIP:	750236 AT8

ISIN:	US750236AT86

Bookrunning Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Radian has filed a registration statement (including the preliminary prospectus supplement, dated March 14, 2016, and an accompanying prospectus, dated May 6, 2014) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, and the accompanying prospectus in the registration statement and the other documents Radian has filed with the SEC for more complete information about Radian and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies may be obtained from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, (Tel): 1-800-503-4611, prospectusrequest@list.db.com, from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, from BofA Merrill Lynch, by calling (800) 294-1322 or by emailing dg.prospectus_requests@baml.com and from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

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